    As filed with the Securities and Exchange Commission on May 21, 1998
                                                Registration No. 333-51419
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                              -------------------

                              AMENDMENT NO. 1 TO

                                   FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           WHOLE FOODS MARKET, INC.
            (Exact name of registrant as specified in its charter)

         Texas                                          74-1989366
(State of incorporation)                    (I.R.S. employer identification no.)

                       601 N. Lamar Boulevard, Suite 300
                             Austin, Texas  78703
                                 512-477-4455
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              -------------------
                              Glenda J. Flanagan
                            Chief Financial Officer
                           Whole Foods Market, Inc.
                       601 N. Lamar Boulevard, Suite 300
                           Austin, Texas  78703-5413
                                (512) 477-4455
    (Name, address including zip code, and telephone number, including area code, of agents for service)

                              -------------------
                                   Copy to:
                               Bruce H. Hallett
                           Crouch & Hallett, L.L.P.
                        717 N. Harwood St., Suite 1400
                             Dallas, Texas  75201
                                (214) 953-0053

                              -------------------

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                          --------------------------



     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.
* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

                                  SUBJECT TO COMPLETION, DATED MAY   , 1998


                                 $308,807,000

                           WHOLE FOODS MARKET, INC.

           ZERO COUPON CONVERTIBLE SUBORDINATED DEBENTURES DUE 2018

                               ----------------

     This Prospectus relates to $308,807,000 aggregate principal amount at maturity of Zero Coupon Convertible Subordinated Debentures Due 2018 (the "Debentures") of Whole Foods Market, Inc., a Texas corporation (the "Company" or "Whole Foods Market"), that may be offered and sold from time to time by the several holders thereof (the "Selling Holders"). The Debentures were issued by the Company on March 2, 1998 and March 16, 1998 pursuant to an Indenture, dated March 2, 1998 (the "Indenture"), between the Company and Chase Bank of Texas, National Association, as trustee (the "Trustee"), at the issue price of $372.43 per $1,000 principal amount at maturity (the "Issue Price"). The Debentures will mature on March 2, 2018. The Issue Price of each Debenture represents a yield to maturity of 5.0% per annum (computed on a semi-annual bond equivalent basis) calculated from March 2, 1998, and there will be no periodic payments of interest. The Company will not receive any proceeds from sales of the Debentures by the Selling Holders. The Company has agreed to bear certain expenses in connection with the registration of the Debentures being offered and sold by the Selling Holders.

     Each Debenture is convertible at the option of the holder thereof (the "Holder") at any time on or prior to maturity, unless previously redeemed or otherwise purchased. Upon conversion of a Debenture, the Company will deliver shares of common stock, no par value, of the Company (the "Common Stock") at a conversion rate of 5.320 shares per $1,000 principal amount at maturity (the "Conversion Rate"). The Conversion Rate will not be adjusted for accrued Original Issue Discount (as defined herein) but will be subject to adjustment upon the occurrence of certain events affecting the Common Stock. Upon conversion, a Holder will not receive any cash payment representing accrued Original Issue Discount; such accrued Original Issue Discount will be deemed paid by the Common Stock received on conversion. See "Description of Debentures--Conversion of Debentures." The Common Stock is traded on the Nasdaq National Market under the symbol "WFMI."

     Each Debenture will be purchased by the Company at the option of the Holder as of March 2, 2003, March 2, 2008 and March 2, 2013 for Purchase Prices (as defined herein) equal to the Issue Price plus accrued Original Issue Discount to such dates. The Company, at its option, may elect to pay any such Purchase Price in cash or in shares of Common Stock, or any combination thereof. See "Description of Debentures--Purchase of Debentures at the Option of the Holder." Debentures may be repurchased at the option of the Holder if there is a Change in Control (as defined herein) at Purchase Prices equal to the Issue Price plus accrued Original Issue Discount to the date of repurchase. In certain circumstances, the Company's ability to so redeem the Debentures may be limited. See "Description of Debentures--Repurchase at Option of Holders Upon Change in Control."

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE DEBENTURES AND COMMON STOCK OFFERED HEREBY.

                        ------------------------------

                 The date of this Prospectus is May   , 1998

     The Debentures are unsecured and subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company. As of January 18, 1998 and on a pro forma basis after giving effect to the sale of the Debentures, the Company had approximately $41.2 million of indebtedness outstanding that would have constituted Senior Indebtedness and would have had approximately $100.0 million available to be drawn upon its principal line of credit. The Debentures will also be effectively subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries. See "Description of Debentures--Subordination of Debentures."

     For a discussion of certain United States federal income tax considerations for Holders of Debentures, see "Certain United States Federal Income Tax Considerations."

     In addition, the Company has the right to suspend sales under the Registration Statement under certain circumstances. See "Description of the Debentures--Registration Rights." Therefore, any sales of Debentures or Common Stock issued upon conversion of the Debentures may only be offered or sold during such periods of suspension pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act").

     The Debentures and Common Stock issued upon conversion of the Debentures may be offered for sale and sold by the Selling Holders from time to time in varying amounts at prices and on terms to be determined at the time of sale. To the extent required, the name(s) of the Selling Holder(s), the number of Debentures or shares of Common Stock to be sold, the purchase price, the public offering price, if applicable, the name of any agent or broker-dealer, and any applicable commissions, discounts or other items constituting compensation thereto with respect to a particular offering will be set forth in a supplement or supplements to this Prospectus (each, a "Prospectus Supplement"). See "Plan of Distribution." The Company will not receive any proceeds from any sale of Debentures or Common Stock hereunder.

     Selling Holders and any broker-dealers or agents that participate with a Selling Holder in the distribution of any of the Debentures or Common Stock issued upon conversion of the Debentures may be deemed to be "underwriters" within the meaning of the Securities Act, and any discount or commission received by them and any profit on the resale of the Debentures or Common Stock issued upon conversion of the Debentures purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

                               -----------------

                             AVAILABLE INFORMATION

     Whole Foods Market is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act" or the "1934 Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Certain reports, proxy statements and other information filed by the Company may also be obtained at the Commission's World Wide Web site, located at http://www.sec.gov. In addition, such material can be inspected at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents have been filed by the Company with the Commission and are hereby incorporated by reference herein:

     (a) The Company's Annual Report on Form 10-K for the fiscal year ended September 28, 1997;

     (b)  Quarterly Report on Form 10-Q for the quarter ended January 18, 1998;
          and

     (c)  Current Report on Form 8-K dated March 2, 1998.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act prior to the termination of the offering of the Shares hereunder shall be deemed to be incorporated herein by reference and shall be a part hereof from the date of the filing of such documents. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or replaced for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

     Whole Foods Market will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of the documents incorporated by reference herein, other than exhibits to such documents not specifically incorporated by reference. Such requests should be directed to Whole Foods Market, Inc., 601 N. Lamar Boulevard, Suite 300, Austin, Texas 78703, Attention: Chief Financial Officer (telephone (512-477-4455).

                                  THE COMPANY

     Whole Foods Market owns and operates the country's largest chain of natural foods supermarkets. The Company opened its first store in Austin, Texas in 1980 and operated 82 stores in 17 states and the District of Columbia as of January 18, 1998. As a result of both acquisitions and internal expansion, the Company has grown rapidly from sales of approximately $92.5 million in fiscal 1991 to over $1.1 billion in fiscal 1997. In fiscal 1997, the Company's stores had average sales per square foot of $638, which the Company believes is higher than most conventional supermarkets or food retailers, including competitors in the large-store segment of the natural foods industry. The Company attributes these results to its ability to differentiate itself from other retailers competing for consumers' food dollars by tailoring its product mix, service standards and store environment to satisfy the needs of the natural foods shopper and to appeal to the broader market of quality-oriented consumers.

     The Company provides its customers the convenience of one-stop shopping by offering not only a much broader product selection than typical natural foods stores but also having a full range of merchandise categories comparable to those available in conventional supermarkets. The Company's stores average approximately 23,000 square feet and carry approximately 10,000 to 18,000 stock keeping units ("SKUs"). The Company is committed to offering its customers the highest quality products. It has developed quality goals and features products that are free of artificial flavors, sweeteners, colors, preservatives and added chemicals. To better ensure quality and to enhance merchandising, the Company has acquired or developed businesses that manufacture and distribute significant product categories. For instance, Whole Foods Market operates regional bakehouses and commissaries, a seafood wharf, a nutritional supplement manufacturer and a coffee roaster. In addition, the Company has developed private label products under the premium "Whole Foods Market" label and value-priced "365" label to provide its customers with high quality goods available only at Whole Foods Market stores.

     Through its Amrion, Inc., subsidiary ("Amrion"), acquired in September 1997, the Company is engaged in the manufacture and sale of nutritional supplements, nutriceuticals and similar fitness and health-related products, a product category which the Company believes is of significant importance to its customers. A majority of Amrion's product sales are through direct marketing to consumers. The Company plans to utilize Amrion's manufacturing and marketing expertise to improve the quality, assortment and presentation of nutritional products within its stores. According to an industry analyst's report, the retail market for vitamin and nutritional supplements is estimated to have grown at a compound annual growth rate of approximately 13% from $3.5 billion in 1991 to an estimated $6.5 billion in 1996. Recent estimates indicate that approximately 40% of the U.S. population use nutritional supplements in some form.

     The Company's principal offices are located at 601 N. Lamar Boulevard, Suite 300, Austin, Texas 78703, and its telephone number is (512) 477-5566.


                                 RISK FACTORS

     Statements and information presented within this Prospectus contain "forward-looking statements" within the meaning of Section 21E of the 1934 Act. These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "may," "will" or similar terms. Forward-looking statements also include projections of financial performance, statements regarding management's plans and objectives and statements concerning any assumptions relating to the foregoing. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. Factors that could cause or contribute to such differences include those discussed below, as well as those discussed elsewhere in this Prospectus. ln addition to the other information contained and incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Debentures offered hereby.

     Dependence on Expansion and Internal Growth. Whole Foods Market's strategy is to expand through new store openings, the acquisition of existing stores, the possible acquisition or development of businesses with complementary product lines and the increase of sales to new and existing customers. Successful implementation of this strategy is contingent on numerous conditions, some of which are described below, and there can be no assurance that the Company's expansion strategy can be successfully executed.

     Continued growth of the Company will depend to a significant degree upon its ability to open or acquire new stores in existing and new markets and to operate these stores on a successful basis. Further, the Company's expansion strategy is dependent on finding suitable locations, and the Company faces intense competition with other retailers for such sites. There can be no assurance that the Company will be able to open or acquire new stores in a timely manner or operate them on a successful basis. In addition, there can be no assurance that the Company can successfully hire and train new employees and integrate them into its programs and policies of the Company or adapt its distribution, management information and other operating systems to the extent necessary to operate new or acquired stores in a successful and profitable manner and adequately supply natural foods products to these stores at competitive prices.

     There can be no assurance that the Company will continue to grow through acquisitions. To the extent the Company further expands by acquiring existing businesses, there can be no assurance that it can successfully integrate the acquired businesses into its operations and support systems, or that the operations of acquired businesses will not be adversely affected as the Company's decentralized approach to operations is introduced.

     The Company has recently achieved a higher level of comparable store sales as compared to historical levels due to a number of factors, including realization of operating efficiencies in stores acquired from Fresh Fields, the comparison of sales from stores located in Southern California in fiscal 1996 which were negatively impacted by the name change from Mrs. Gooch's to Whole Foods Market, improvements in overall store execution and increased sales of newly released private label products. The Company does not expect to maintain the same level of comparable store sales increases reported for Fiscal 1998 First Quarter in the future.

     Quarterly Fluctuations. The Company's quarterly results of operations may fluctuate significantly as the result of the timing of new store openings and the range of operating results which may be generated from newly opened stores. The Company expenses pre-opening costs associated with a new store opening during the quarter in which the store is opened. Accordingly, quarter to quarter comparisons of results of operations have been and will be materially impacted by the timing of new store openings. In accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on Costs of Start-up Activities," beginning in the first quarter of fiscal 2000, the Company will expense pre-opening costs as incurred. In addition, the Company's quarterly operating results could be adversely affected by factors including losses from new stores, variations in the mix of product sales, price changes in response to competitive factors, increases in merchandise costs and possible supply shortages.

     Competition. The Company's competitors include other natural foods stores, large and small traditional and specialty supermarkets and grocery stores. These stores compete with the Company in one or more product categories. In addition, traditional and specialty supermarkets are expanding more aggressively in marketing a broad range of natural foods and thereby competing directly with the Company for products, customers and locations. Some of these potential competitors have been in business longer or have greater financial or marketing resources than the Company and may be able to devote greater resources to the sourcing, promotion and sale of their products. Existing or future competitors also may seek to compete with the Company for acquisition candidates which could have the effect of increasing the price for acquisitions or reducing the number of suitable acquisition candidates. In February 1998, the Company opened a store in Boulder, Colorado, the city in which the headquarters of the Company's largest natural foods supermarket competitor is located. Increased competition may have an adverse effect on profitability as the result of lower sales, lower gross profits and/or greater operating costs.

     The sales of nutritional supplements, nutriceuticals and other fitness and health-related products are highly competitive, and the Company expects that Amrion will face such continued competitive pressure in the future. Amrion's nutritional supplement products, which are its largest source of revenue, compete on a national and regional basis directly with other specialty health retailers, nutritional supplement manufacturers and mass merchandisers such as drug stores and supermarkets. Many of these competitors are substantially larger and have greater resources than the Company.

     Integration of Acquired Operations. By acquiring new stores and certain manufacturing businesses in the last several years, the Company has materially increased the size, scope, complexity and geographic area of its operations by
(i) increasing the number of its stores and entering new markets, and (ii) including the manufacturing of nutriceuticals and nutritional supplements and the direct marketing of these products. There can be no assurance that comparable store sales of acquired stores will increase to or be maintained at the level achieved by existing Company stores. Additionally, there can be no assurance that the operations of acquired stores will not be adversely affected as a result of the introduction of the Company's team approach to store operations, or the response of customers to the changes in operations and merchandising mix made by new ownership. With respect to the Company's acquisition of Amrion's manufacturing operations, there can be no assurance that current retail stores which are customers of Amrion will continue to do business with Amrion nor can there be any assurance that the Company can realize the expected benefits from the acquisition of Amrion. The integration of acquired operations into the Company will require the dedication of management resources which may temporarily detract from attention to day-to-day business of the Company.

     Food Safety. There is increasing governmental scrutiny of and public awareness regarding food safety. The Company believes that many customers choose to shop at Whole Foods Market because of their interest in health, nutrition and food safety. Although the Company has intensified its food safety procedures for perishables, it anticipates that its customers will hold it to a higher standard than conventional supermarkets. The sale of contaminated food products, or the perception of such sale, by the Company could have a material adverse effect on its operations.

     Negative Impact of Litigation Possible. From time to time the Company is the subject of various lawsuits arising in the ordinary course of business. Additionally, like other retailers, distributors and manufacturers of products that are ingested, the Company faces an inherent risk of exposure to product liability claims in the event that the use of its products results in injury. The Company's results could be materially impacted by legal and settlement expenses related to such lawsuits.

     Personnel Matters. The Company is dependent upon a number of key management and other personnel. The loss of the services of a significant number of key personnel within a short period of time could have a material adverse effect upon the Company. The Company's continued success is also dependent upon its ability to attract and retain qualified employees to meet its future needs. The Company faces intense competition for qualified personnel, many of whom are subject to offers from competing employers, and there can be no assurance that the Company will be able to attract and retain such personnel. The Company does not maintain key person insurance on any employee

     Sales of Nutritional Supplements and Nutriceuticals. Three product groups collectively comprise a significant portion of Amrion's net sales. These product groups are known as Coenzyme Q10, Ginkgo Biloba and Bilberry. Although historically sales of these products have increased annually, there can be no assurance this trend will continue or that current revenues attributed to the products will be maintained. To the extent customer demand for these product groups declines, Amrion's sales would be adversely affected. To reduce the potential adverse effect of a decreased demand for any of these products, Amrion continually adds new products to its existing line.

     The manufacturing, processing, formulating, packaging, labeling and advertising of products, particularly the nutriceutical and nutritional supplement products developed, produced and marketed by Amrion, are subject to regulation by one or more federal agencies, including the United States Food and Drug Administration (the "FDA"), the Federal Trade Commission (the "FTC"), the Consumer Product Safety Commission (the "CPSC"), the United States Department of Agriculture (the "USDA") and the Environmental Protection Agency (the "EPA"). Amrion's activities are also regulated by various agencies of the states, localities and foreign countries to which Amrion's products are distributed and in which Amrion's products are sold.

     Whole Foods Market cannot predict the nature of future laws, regulations, interpretations or applications, nor can it determine what effect either additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling and/or scientific substantiation. Any or all of such requirements could have an adverse effect on Whole Foods Market's results of operations and financial condition.

     Governmental regulations in foreign countries where Amrion plans to expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of Amrion's products.

     In fiscal 1998, the Company will commence construction of a new manufacturing facility for the production of its Amrion products at a total cost estimated to be between $20 to $30 million. There can be no assurance that the Company will be able to timely complete the construction of this facility, that the facility can be completed within the estimated budget or that Amrion's operations will not be adversely affected.

     Information System Upgrades and Year 2000 Compliance. The Company continually evaluates and upgrades its management information systems. The Company has completed a number of acquisitions in recent years, and the information systems of some of the acquired operations have not been fully integrated with the Company's information systems. The Company is in the process of implementing a new retail inventory system which is designed to upgrade the information currently available with respect to category management and would facilitate improvement in inventory turns and product margins. Although the Company receives detailed information from Amrion, the Amrion information system is not fully integrated with the Company's system, and the Company does not intend to replace the Amrion system. Although the Company does not anticipate any disruption in its operations or financial reporting as a result of system upgrades or system integrations, there can be no assurance that such disruption will not occur or that the desired benefits from the system upgrades will be realized.

     Currently, there is significant uncertainty in the software industry and among software users regarding the impact of the year 2000 on installed software. Software database modifications and/or implementation modifications will be required to enable such software to distinguish between 21st and 20th century dates. The Company uses third-party system software which will need to be modified or replaced in order to address year 2000 compliance. The Company considers the cost to become year 2000 compliant to be a normal operating cost necessary to periodically upgrade system software.

     Subordination. The Debentures are unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness of the Company. As a result of such subordination, in the event of any insolvency, liquidation or reorganization of the Company or upon acceleration of the Debentures due to an event of default, the assets of the Company will be available to pay obligations on the Debentures and any other subordinated indebtedness of the Company only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Debentures and any other subordinated indebtedness of the Company then outstanding. The Debentures are effectively subordinated to the liabilities, including trade payables, of the Company's subsidiaries. Since the Company is a holding company that conducts its operations principally through subsidiaries, substantially all of the Company's liabilities other than long-term debt are liabilities of the subsidiaries. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or the incurrence of other indebtedness and other liabilities by the Company or its subsidiaries. The incurrence of such indebtedness could adversely affect the Company's ability to pay its obligations on the Debentures. As of January 18, 1998, on a pro forma basis after giving effect to the sale of the Debentures, the Company would have had approximately $41.2 million of indebtedness outstanding that would have constituted Senior Indebtedness and would have had an additional $100.0 million available under its line of credit. All borrowings under its principal line of credit will constitute Senior Indebtedness. See "Description of DebenturesCSubordination of Debentures."

     Limitation on Repurchase of Debentures. On March 2, 2003, March 2, 2008 and March 2, 2013 (each, a "Purchase Date"), the Company will become obligated to purchase, at the option of the Holder thereof, any outstanding Debenture, subject to certain conditions. In addition, upon the occurrence of a Change of Control, each Holder of Debentures may require the Company to repurchase all or a portion of such Holder's Debentures. There can be no assurance that the Company would have sufficient funds or would be able to arrange financing to repurchase such Debentures. In the case of a purchase by the Company on a Purchase Date, if the Company did not have sufficient funds, the Company could be required to issue shares of Common Stock to pay the Purchase Price at valuations based on the then prevailing market prices. In connection with the repurchase of such Debentures, on a Change of Control Purchase Date, the Company may be required to redeem its $40.0 million principal amount of 7.29% Senior Notes (the "7.29% Senior Notes"). The Company's ability to repurchase the Debentures in such event may be limited by law, the Indenture and by the terms of other agreements relating to borrowings that constitute Senior Indebtedness, as such indebtedness or agreements may be entered into, replaced, supplemented or amended from time to time, including without limitation, certain provisions of the 7.29% Senior Notes which would likely prevent the Company from making any such redemption or repurchase of the Debentures at any time when Holders of the Debentures have the right to require that the Company repurchase or redeem the Debentures. The Company may be required to seek the consent of its then existing lenders to repurchase the Debentures or may be required to refinance Senior

Indebtedness in order to make any such payment. If the Company is prohibited from repurchasing the Debentures, such failure to purchase tendered Debentures would constitute an Event of Default under the Indenture, which may, in turn, constitute a further default under certain of the Company's existing agreements relating to borrowings and the terms of other indebtedness that the Company may enter into from time to time. In such circumstances, the subordination provisions in the Indenture would prohibit payments to the Holders of the Debentures. Furthermore, the Company may not have the financial ability to repurchase the Debentures in the event payment of Senior Indebtedness is accelerated. The term "Change in Control" is limited to certain specified transactions and circumstances and does not include all events that could adversely affect the Company's financial condition or operating results. The requirement that the Company offer to repurchase the Debentures upon a Change in Control will not necessarily protect Holders of the Debentures in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company. See "Description of Debentures--Repurchase at Option of Holders upon Change in Control" and "--Purchase of Debentures at the Option of the Holder."

     Possible Volatility of the Debentures and Common Stock Price. The market price of the Debentures and Common Stock could be subject to significant fluctuation in response to various market factors and events, including variations in the Company's earnings results, changes in earnings estimates by securities analysts, publicity regarding the Company, its competitors, the health food industry generally, new statutes or regulations or changes in the interpretation of existing statutes or regulations affecting the health food industry specifically, sales of substantial amounts of Common Stock in the public market or the perception that such sales could occur and other factors. In addition, in recent years, the stock market has experienced broad price and volume fluctuations that often have been unrelated to the operating performance of particular companies. These market fluctuations also may adversely affect the market price of the Debentures and the Common Stock. Volatility in the price of the Company's Common Stock, changes in prevailing interest rates and changes in perception of the Company's creditworthiness may in the future adversely affect the price of the Debentures.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from sales of the Debentures or shares of Common Stock sold from time to time hereunder. The Company has agreed to bear certain expenses in connection with the registration of the Debentures and Common Stock issued upon conversion of the Debentures being offered and sold by the Selling Holders.

                      RATIO OF EARNINGS TO FIXED CHARGES

                                                                               Fiscal Quarter
                                      Fiscal Year Ended (1)                        Ended
                       -----------------------------------------------------   --------------
                       Sept. 26,  Sept. 25,  Sept. 24,  Sept. 29,  Sept. 28,
                         1993       1994       1995       1996       1997      Jan. 18, 1998
                       ---------  ---------  ---------  ---------  ---------   --------------
Ratio of earnings
to fixed charges (2)      --        2.60x      2.08x       --        3.35x         4.25x

--------------------

(1) Since September 26, 1993, the Company has completed two acquisitions accounted for as pooling-of-interests which required restatement of its historical financial information. The Company acquired Fresh Fields Market, Inc. ("Fresh Fields") in August 1996 and Amrion in September 1997. Fiscal years 1993, 1994, 1995 and 1997 are 52-week years and fiscal year 1996 is a 53-week year.
(2) For purposes of computing the ratio of earnings to fixed charges, earnings represent income (loss) before income taxes and fixed charges. Fixed charges consist of interest expense and such portion of rental expense which is representative of interest. For the fiscal years ended September 26, 1993 and September 29, 1996, earnings are inadequate to cover fixed charges in the amounts of $1.8 million and $15.3 million, respectively.

                           DESCRIPTION OF DEBENTURES

     The Debentures were issued under the Indenture, a copy of which is filed as an Exhibit to the Registration Statement and are being registered pursuant to the registration rights agreement between the Company and the Initial Purchasers (the "Registration Rights Agreement"), a copy of which is filed as an Exhibit to the Registration Statement. Copies of the Indenture and the Registration Rights Agreement are available from the Trustee upon request by a registered Holder of Debentures. The following summaries of certain provisions of the Debentures, the Indenture and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Debentures, the Indenture and the Registration Rights Agreement, including the definitions therein of certain terms which are not otherwise defined in this Prospectus. Wherever particular provisions or defined terms of the Indenture (or of the form of Debenture which is a part thereof) or the Registration Rights Agreement are referred to, such provisions or defined terms are incorporated herein by reference.


GENERAL

     The Debentures represent unsecured general obligations of the Company subordinate in right of payment to certain other obligations of the Company as described under "--Subordination of Debentures," and convertible into Common Stock as described under "--Conversion of Debentures." The Debentures are limited to $308,807,000 in aggregate principal amount at maturity and mature on March 2, 2018 (the "Final Maturity Date"). Each Debenture was issued in principal amounts of $1,000 at maturity and is payable, and the Debentures may be presented for conversion, registration of transfer and exchange, without service charge, at the office of the Company maintained for such purpose in New York, New York, which shall initially be the office or agency of the Trustee.

     The Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of Senior Indebtedness or the issuance or repurchase of securities of the Company. The Indenture contains no covenants or other provisions to afford protection to Holders of Debentures in the event of a highly leveraged transaction or a Change in Control of the Company except to the extent described under "--Repurchase at Option of Holders upon Change in Control."

     The Debentures were originally issued at a substantial discount from their principal amount at maturity. See "Certain Federal Income Tax Considerations-- Original Issue Discount on the Debentures." There will be no periodic payments of interest on the Debentures. The calculation of the accrual of Original Issue Discount (the difference between the Issue Price and the principal amount at maturity of each Debenture) in the period during which each Debenture remains outstanding is on a semiannual bond equivalent basis using a 360-day year composed of twelve 30-day months, and such accrual will commence on the issue date of the Debentures. In the event of the maturity, conversion, purchase by the Company at the option of a Holder or redemption of a Debenture, Original Issue Discount, if any, will cease to accrue on such Debenture, under the terms and subject to the conditions (summaries of which are set forth below) of the Indenture. The Company may not reissue a Debenture that has matured or been converted, purchased by the Company at the option of a Holder, redeemed or otherwise canceled (except for registration of transfer, exchange or replacement thereof).

     The Indenture is governed by and construed under the laws of the State of Texas. The Registration Rights Agreement is governed by and construed under the laws of the State of New York.

CONVERSION OF DEBENTURES

     The Holders of Debentures are entitled at any time on or prior to the close of business on the Final Maturity Date to convert any Debentures or portions thereof (in denominations of $1,000 principal amount at maturity or multiples thereof) into Common Stock; provided, however, that if a Debenture is called for redemption, the Holder may convert it at any time before the close of business on the Redemption Date. On conversion of a Debenture, the Company will deliver shares of Common Stock (except the Company may deliver cash in lieu of fractional shares). A Debenture in respect of which a Holder has delivered a Purchase Notice or a Change in Control Purchase Notice exercising the option of such Holder to require the Company to purchase such Debenture may be converted only if such notice is withdrawn by a written notice of withdrawal delivered by the Holder to the Trustee prior to the close of business on the Purchase Date or the Change in Control Purchase Date, as the case may be, in accordance with the terms of the Indenture.

     A Holder otherwise entitled to a fractional share of Common Stock will receive cash in an amount equal to the product of such fractional share and the Market Price (as defined below). A Holder may convert a portion of such Holder's Debentures so long as such portion is $1,000 principal amount at maturity or an integral multiple thereof.

     The initial Conversion Rate for the Debentures is 5.320 shares of Common Stock per $1,000 principal amount at maturity and is subject to adjustment (under formulae set forth in the Indenture) in certain events, including: (i) the issuance of Common Stock as a dividend or distribution on Common Stock of the Company; (ii) certain subdivisions and combinations of the Common Stock;
(iii) the issuance to all Holders of Common Stock of certain rights or warrants to purchase Common Stock; (iv) the distribution to all Holders of Common Stock of shares of capital stock of the Company (other than Common Stock) or evidences of indebtedness of the Company or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions in connection with the liquidation, dissolution or winding up of the Company or paid in cash); (v) dividends or other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (iv)) to all Holders of Common Stock to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made plus (B) any cash and the fair market value of other consideration payable in respect of any tender offers by the Company for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the then-current market price of the Common Stock multiplied by the number of shares of Common Stock then outstanding on the Record Date for such distribution); (vi) the purchase of Common Stock pursuant to a tender offer made by the Company or any of its subsidiaries to the extent that the same involves an aggregate consideration that, together with (X) any cash and the fair market value of any other consideration payable in any other tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made plus (Y) the aggregate amount of any such all-cash distributions referred to in clause (v) above to all Holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer; and (vii) payment in respect of a tender offer or exchange offer by a person other than the Company or any subsidiary of the Company in which, as of the closing date of the offer, the Board of Directors is not recommending rejection of the offer. If an adjustment is required to be made as set forth in clause (v) above as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution. The adjustment referred to in clause (vii) above will only be made if the tender offer or exchange offer is for an amount which increases that person's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding and if the cash and value of any other consideration included in such payment per share of Common Stock exceeds the Current Market Price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in clause (vii) above will not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in a consolidation or merger of the Company or a sale of the Company's assets, as an entirety or substantially as an entirety.

     In addition, the Indenture provides that if the Company implements a stockholders' rights plan, such rights plan must provide that, upon conversion of the Debentures, the Holders will receive, in addition to the Common Stock issuable upon such conversion, such rights whether or not such rights have separated from the Common Stock at the time of such conversion.

     No adjustment in the Conversion Rate will be required unless such adjustment would require a change of at least 1% in the Conversion Rate then in effect, provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the Conversion Rate will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing.

     In the case of (i) any reclassification or change of the Common Stock or
(ii) a consolidation, merger or combination involving the Company or a sale or conveyance to another person of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which Holders of Common Stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, the Holders of the Debentures then outstanding will be entitled thereafter to convert such Debentures into the kind and amount of shares of stock, other securities or other property or assets which they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, combination, sale or conveyance had such Debentures been converted into Common Stock immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance assuming that a Holder of Debentures would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith.

     To convert a Debenture, a Holder must (i) complete and manually sign the conversion notice on the Debenture (or complete and manually sign a facsimile thereof) and deliver such notice to the Conversion Agent (initially the Trustee) at the office maintained by the Conversion Agent for such purpose, (ii) surrender the Debenture to the Conversion Agent, (iii) if required, furnish appropriate endorsements and transfer documents, and (iv) if required, pay all transfer or similar taxes. Pursuant to the Indenture, the date on which all of the foregoing requirements have been satisfied is the Conversion Date.

     Upon conversion of a Debenture, a Holder will not receive any cash payment representing accrued Original Issue Discount. The Company's delivery to the Holder of the fixed number of shares of Common Stock into which the Debenture is convertible (together with the cash payment, if any, in lieu of any fractional shares) will satisfy the Company's obligation to pay the principal amount at maturity of the Debenture, including the accrued Original Issue Discount attributable to the period from the Issue Date to the Conversion Date. Thus, the accrued Original Issue Discount will be deemed to be paid in full rather than canceled, extinguished or forfeited. The Conversion Rate will not be adjusted at any time during the term of the Debentures for accrued Original Issue Discount. A certificate for the number of full shares of Common Stock into which any Debenture is converted (and for cash in lieu of fractional shares) will be delivered through the Conversion Agent no later than the seventh business day following the Conversion Date. For a discussion of the tax treatment of a Holder receiving Common Stock upon conversion, see "Certain Federal Income Tax Considerations--Conversion of Debentures."

     Upon conversion of any Debenture, such shares will be delivered through the Conversion Agent no later than the seventh Business Day (as defined in the Indenture) following the Conversion Date.

     In the event of a taxable distribution to Holders of Common Stock which results in an adjustment of the Conversion Rate (or in which Holders otherwise participate) or in the event the Conversion Rate is increased at the discretion of the Company, the Holders of the Debentures may in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Certain Federal Income Tax Considerations--Dividends; Adjustment of Conversion Rate."

     The Company from time to time may, to the extent permitted by law, increase the Conversion Rate of the Debentures by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such increase, if the Board of Directors has made a determination that such increase would be in the best interests of the Company, which determination shall be conclusive. See "Certain Federal Income Tax Considerations--Dividends; Adjustment of Conversion Rate." The Company may, at its option, make such increases in the Conversion Rate, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to Holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations--Dividends; Adjustment of Conversion Rate."

OPTIONAL REDEMPTION BY THE COMPANY

     The Debentures are not entitled to any sinking fund. At any time on or after March 2, 2003, all or any part of the Debentures will be redeemable at the Company's option on at least 30 but not more than 60 days' notice for cash, as a whole or, from time to time in part. Any such redemption must be in multiples of $1,000 principal amount at maturity.

     The table below shows Redemption Prices of Debentures per $1,000 principal amount at maturity on March 2, 2003, at each Redemption Date thereafter prior to maturity, and at maturity on March 2, 2018, which prices reflect the accrued Original Issue Discount calculated to each such date. The Redemption Price of a Debenture redeemed between such dates would include an additional amount reflecting the additional Original Issue Discount accrued since the next preceding date in the table to, but excluding the Redemption Date.

                                   (1)              (2)              (3)
                                   ---              ---              ---
                                              ACCRUED ORIGINAL    REDEMPTION
                                              ----------------    ----------
                                DEBENTURE      ISSUE DISCOUNT       PRICE
                                ---------      --------------       -----
   REDEMPTION DATE             ISSUE PRICE        AT 5.00%        (1) + (2)
   ---------------             -----------        --------        ---------

   March 2, 2003...........    $  372.43         $  104.31        $  476.74

   March 2, 2004...........       372.43            128.45           500.88

   March 2, 2005...........       372.43            153.80           526.23

   March 2, 2006...........       372.43            180.45           552.88

   March 2, 2007...........       372.43            208.43           580.86

   March 2, 2008...........       372.43            237.84           610.27

   March 2, 2009...........       372.43            268.74           641.17

   March 2, 2010...........       372.43            301.19           673.62

   March 2, 2011...........       372.43            335.30           707.73

   March 2, 2012...........       372.43            371.13           743.56

   March 2, 2013...........       372.43            408.77           781.20

   March 2, 2014...........       372.43            448.32           820.75

   March 2, 2015...........       372.43            489.87           862.30

   March 2, 2016...........       372.43            533.52           905.95

   March 2, 2017...........       372.43            579.38           951.81

   At Stated Maturity......       372.43            627.57         1,000.00

     If fewer than all the Debentures are to be redeemed, the Trustee will select the Debentures to be redeemed in principal amounts at maturity of $1,000 or integral multiples thereof by lot or, in its discretion, on a pro rata basis. If any Debenture is to be redeemed in part only, a new Debenture or Debentures in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a Holder's Debentures is selected for partial redemption and such Holder converts a portion of such Debentures, such converted portion shall be deemed to be taken from the portion selected for redemption.

REPURCHASE AT OPTION OF HOLDERS UPON CHANGE IN CONTROL

     The Indenture provides that if a Change in Control occurs, each Holder of Debentures shall have the right to require the Company to repurchase all of such Holder's Debentures, or any portion of the principal amount thereof that is an integral multiple of $1,000 principal amount at maturity, on the date (the "Change in Control Purchase Date") that is 20 days after the date of the Company Change in Control Notice (as defined below), for cash at a price equal to the Issue Price plus accrued Original Issue Discount to the Change in Control Purchase Date (the "Change in Control Purchase Price").

     Within 15 days after the occurrence of a Change in Control, the Company or, at the Company's request, the Trustee is obligated to mail to all Holders of record of Debentures a notice (the "Company Change in Control Notice") of the occurrence of such Change in Control and of the repurchase right arising as a result thereof. The Company must also deliver a copy of the Company Change in Control Notice to the Trustee. To exercise the repurchase right, a Holder of such Debentures must deliver to the Trustee on or before the Change in Control Purchase Date, written notice of the Holder's exercise of such right, together with the Debentures with respect to which the right is being exercised, duly endorsed for transfer to the Company (the "Change in Control Purchase Notice").

     A "Change in Control" will be deemed to have occurred at such time after the original issuance of the Debentures as:

     (i) any Person (as defined) (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act), other than the Company, any subsidiary of the Company, or any employee benefit plan of the Company or any such subsidiary, is or becomes the beneficial owner, directly or indirectly, through a purchase or other acquisition transaction or series of transactions (other than a merger or consolidation involving the Company), of shares of capital stock of the Company entitling such Person to exercise in excess of 50% of the total voting power of all shares of capital stock of the Company entitled to vote generally in the election of directors;

     (ii) there occurs any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any sale or transfer of the assets of the Company, as an entirety or substantially as an entirety, to another Person (other than (a) any such transaction pursuant to which the Holders of the Common Stock immediately prior to such transaction have, directly or indirectly, shares of capital stock of the continuing or surviving corporation immediately after such transaction which entitle such Holders to exercise in excess of 50% of the total voting power of all shares of capital stock of the continuing or surviving corporation entitled to vote generally in the election of directors and (b) any merger (1) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock or (2) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of common stock and separate series of common stock carrying substantially the same relative rights as the Common Stock); or

     (iii) a change in the Board of Directors of the Company in which the individuals who constituted the Board of Directors of the Company at the beginning of the two-year period immediately preceding such change (together with any other director whose election by the Board of Directors of the Company or whose nomination for election by the stockholders of the Company was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office;

provided, however, that a Change in Control shall not be deemed to have occurred if either (a) the closing price per share of the Common Stock for any ten Trading Days (each, a "Pricing Trading Date") within the period of 20 consecutive Trading Days ending immediately before the Change in Control shall equal or exceed 105% of the price determined by dividing (i) the sum of the Issue Price plus Original Issue Discount accrued to such Trading Day, by (ii) the Conversion Rate, provided that at least five Pricing Trading Dates occur within the 10 consecutive Trading Days ending immediately before the Change in Control or (b) (i) at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change in Control consists of shares of common stock with full voting rights traded on a national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such Change in Control) (such securities being referred to as "Publicly Traded Securities") and as a result of such transaction or transactions such Debentures become convertible solely into such Publicly Traded Securities and
(ii) the consideration in the transaction or transactions constituting the Change in Control consists of cash, Publicly Traded Securities or a combination of cash and Publicly Traded Securities with an aggregate fair market value (which, in the case of Publicly Traded Securities, shall be equal to the average closing price of such Publicly Traded Securities during the ten consecutive Trading Days commencing with the sixth Trading Day following consummation of the transaction or transactions constituting the Change in Control) of at least 105% of the price determined by dividing (i) the sum of the Issue Price plus Original Issue Discount accrued to the date immediately preceding the date of consummation of such Change of Control, by (ii) the Conversion Rate. The term "beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act.

     To the extent applicable, the Company will comply with the provisions of Rule 13e-4 or any other tender offer rules, and will file a Schedule 13E-4 or any other schedule required under such rules, in connection with any offer by the Company to repurchase Debentures upon a Change in Control.

     The Change in Control feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The repurchase right is not the result of management's knowledge of any effort to accumulate any

Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, this right is the result of negotiations between the Company and the Initial Purchasers.

     The foregoing provisions would not necessarily afford Holders of the Debentures protection in the event of a highly leveraged transaction, certain changes in control of the Company or other transactions involving the Company that may adversely affect Holders.

     The Company's ability to repurchase Debentures upon the occurrence of a Change in Control is subject to limitations. If a Change in Control were to occur, there could be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Debentures tendered by Holders thereof. Under the occurrence of a Change in Control the Company may be required to redeem its $40.0 million principal amount of 7.29% Senior Notes. In addition, the terms of certain of the Company's then-existing debt agreements may prohibit the Company from purchasing any Debentures and also identify certain events that would constitute a Change in Control, as well as certain other events with respect to the Company or certain of its subsidiaries, which would constitute an event of default under such debt agreements, including, without limitation, certain provisions of the Company's line of credit and its $40.0 million principal amount of 7.29% Senior Notes which would likely prevent the Company from making any such redemption or repurchase of the Debentures at any time when Holders of the Debentures have the right to require that the Company repurchase or redeem the Debentures. Any future credit agreements or other agreements related to other Indebtedness (including other Senior Indebtedness) to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change in Control occurs at a time when the Company is prohibited from repurchasing Debentures, the Company could seek the consent of its lenders to repurchase the Debentures or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing Debentures. Any failure by the Company to repurchase the Debentures when required following a Change in Control would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Change in Control may cause an event of default under Senior Indebtedness of the Company. As a result, in each such case, any repurchase of the Debentures would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. See "--Subordination of Debentures," "Risk Factors--Subordination" and "Risk Factors--Limitation on Repurchase of Debentures."

PURCHASE OF DEBENTURES AT THE OPTION OF THE HOLDER

     On March 2, 2003, March 2, 2008 and March 2, 2013, (each a "Purchase Date"), the Company becomes obligated to purchase, at the option of the Holder thereof, any outstanding Debenture for which a written notice has been delivered by the Holder to the office of the Paying Agent (initially the Trustee) (a "Purchase Notice") at any time from the opening of business on the date that is 20 Business Days prior to such Purchase Date until the close of business on such Purchase Date and for which such Purchase Notice has not been withdrawn, subject to certain additional conditions.

     The Purchase Notice shall state (i) the certificate numbers of the Debentures to be delivered by the Holder thereof for purchase by the Company;
(ii) the portion of the principal amount at maturity of Debentures to be purchased, which portion must be $1,000 or a multiple thereof; (iii) that such Debentures are to be purchased by the Company pursuant to the applicable provisions of the Debentures; and (iv) in the event the Company elects, pursuant to the Company Notice (as defined below), to pay the Purchase Price to be paid as of such Purchase Date in Common Stock, in whole or in part, but such Purchase Price is ultimately to be paid to such Holder entirely in cash because any of the conditions to payment of the Purchase Price (or portion thereof) in Common Stock is not satisfied by the Purchase Date, as described below, whether such Holder elects (x) to withdraw such Purchase Notice as to some or all of the Debentures to which it relates (stating the principal amount at maturity and certificate numbers of the Debentures as to which such withdrawal shall related), or (y) to receive cash in respect of the entire Purchase Price for all Debentures subject to such Purchase Notice. If the Holder fails to indicate, in the Purchase Notice and in any written notice of withdrawal relating to such Purchase Notice, such Holder's choice with respect to the election described in clause (iv) above, such Holder shall be deemed to have elected to receive cash in respect of the entire Purchase Price for all Debentures subject to such Purchase Notice in such circumstances. For a discussion of the tax treatment of a Holder receiving cash instead of Common Stock, see "Certain Federal Income Tax Considerations."

     Any Purchase Notice may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent prior to the close of business on the Purchase Date. The notice of withdrawal shall state the principal amount at maturity and the certificate numbers of the Debentures as to which the withdrawal notice relates and the principal amount at maturity, if any, which remains subject to the Purchase Notice.

     The Purchase Price payable in respect of a Debenture shall be equal to the Issue Price plus accrued Original Issue Discount to the Purchase Date. The table below shows the Purchase Prices of a Debenture as of the specified Purchase Dates. The Company may elect to pay the Purchase Price payable as of any Purchase Date in cash or shares of Common Stock, or any combination thereof.

                                                                 PURCHASE
                                                                 --------
          PURCHASE DATE                                            PRICE
          -------------                                            -----
          March 2, 2003.....................................      $476.74

          March 2, 2008.....................................       610.27

          March 2, 2013.....................................       781.20

     If the Company elects to pay the Purchase Price, in whole or in part, in shares of Common Stock, the number of shares to be delivered in respect of the portion of the Purchase Price to be paid in shares of Common Stock shall be equal to such portion of the Purchase Price divided by the Market Price (as defined below) of the Common Stock. However, no fractional shares of Common Stock will be delivered upon any purchase by the Company of Debentures through the delivery of shares of Common Stock in payment, in whole or in part, of the Purchase Price. Instead, the Company will pay cash based on the Market Price for all fractional shares of Common Stock.

     The Company will give notice (the "Company Notice") not less than 20 Business Days prior to the Purchase Date (the "Company Notice Date") to all Holders at their addresses shown in the register of the Registrar (and to beneficial owners as required by applicable law) stating, among other things, whether the Company will pay the Purchase Price of the Debentures in cash or Common Stock, or any combination thereof (specifying the percentage of each) and, if the Company elects to pay in Common Stock, in whole or in part, the method of calculating the Market Price of the Common Stock.

     The "Market Price" means the average of the Sale Prices (as defined below) of the Common Stock for the five trading day period ending on (if the third Business Day prior to the applicable Purchase Date is a trading day or, if not, then on the last trading day prior to) the third Business Day prior to the applicable Purchase Date, appropriately adjusted to take into account the occurrence during the period commencing on the first of such trading days during such five trading day period and ending on such Purchase Date of certain events that would result in an adjustment of the Conversion Rate with respect to the Common Stock. The "Sale Price" of the Common Stock on any date means the closing per share sale price (or if no closing sale price is reported, the average bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such date as reported in the composite transactions for the principal United States securities exchange on which the Common Stock is traded or, if the Common Stock is not listed on a United States national or regional stock exchange, as reported by the National Association of Securities Dealers Automated Quotation System. Because the Market Price of the Common Stock is determined prior to the applicable Purchase Date, Holders of Debentures bear the market risk with respect to the value of the Common Stock to be received from the date such Market Price is determined to such Purchase Date. The Company may elect to pay the Purchase Price in Common Stock only if the information necessary to calculate the Market Price is reported in a daily newspaper of national circulation.

     Upon determination of the actual number of shares of Common Stock in accordance with the foregoing provisions, the Company will publish such determination in a daily newspaper of national circulation.

     The Company's right to purchase Debentures with shares of Common Stock is subject to the Company satisfying various conditions, including: (i) the registration of the Common Stock under the Securities Act, if required; and (ii) compliance with other applicable federal and state securities laws, if any. If such conditions are not satisfied by a Purchase Date, the Company will pay the Purchase Price of the Debentures to be purchased on such Purchase Date entirely in cash. See "Certain Federal Income Tax Considerations." The Company will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act which may then be applicable and will file Schedule 13E-4 or any other schedule required thereunder in connection with any offer by the Company to purchase Debentures at the option of Holders.

     Payment of the Purchase Price for a Debenture for which a Purchase Notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of such Debenture (together with necessary endorsements) to the Paying Agent at its office in New York, New York, or any other office of the Paying Agent maintained for such purpose, at any time (whether prior to, on or after the Purchase Date) after delivery of such Purchase Notice. Payment of the Purchase Price for such Debenture will be made promptly following the later of the Purchase Date or the time of book-entry transfer or delivery of such Debenture. If the Paying Agent holds, in accordance with the terms of the Indenture, money or securities sufficient to pay the Purchase Price of such Debenture on the Business Day following the Purchase Date, then, on and after such date, such Debenture will cease to be outstanding and Original Issue Discount on such Debenture will cease to accrue, whether or not book-entry transfer of such Debenture is made or such Debenture is delivered to the Paying Agent, and all other rights of the Holder shall terminate (other than the right to receive the Purchase Price upon delivery of the Debenture).

     The Company's ability to repurchase Debentures with cash could be subject to certain limitations. There could be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to repurchase the Debentures tendered by all Holders thereof. In connection with the repurchase of such Debentures, the Company may be required to redeem its $40.0 million principal amount of 7.29% Senior Notes.

     No Debentures may be purchased at the option of the Holder for cash if there has occurred (prior to, on or after the giving, by the Holders of such Debentures, of the required Purchase Notice) and is continuing an Event of Default described under "Event of Default and Remedies" below (other than a default in the payment of the Purchase Price with respect to such Debentures).

SUBORDINATION OF DEBENTURES

     The Indebtedness evidenced by the Debentures is subordinated to the extent provided in the Indenture to the prior payment in full of all Senior Indebtedness whether presently outstanding or hereafter incurred or created. Upon any distribution of assets of the Company upon any dissolution, winding up, liquidation or reorganization, the payment of the principal and accrued Original Issue Discount on the Debentures is to be subordinated to the extent provided in the Indenture in right of payment to the prior payment, in full, in cash of all Senior Indebtedness. In the event of any acceleration of the Debentures because of an Event of Default (as defined in the Indenture), the Holders of any Senior Indebtedness then outstanding would be entitled to payment in full in cash of all obligations in respect of such Senior Indebtedness before the Holders of the Debentures are entitled to receive any payment or distribution in respect thereof. The Indenture will require that the Company promptly notify Holders of Senior Indebtedness if payment of the Debentures is accelerated because of an Event of Default.

     The Company also may not make any payment upon or in respect of the Debentures, whether at maturity or upon optional redemption, Change in Control or purchase at option of the Holder, if (i) a default in the payment of the principal of, premium, if any, interest, lease payment or other obligations in respect of Senior Indebtedness occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness (as defined) that permits Holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture. Payments on the Debentures may and shall be resumed (a) in case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received if the maturity of such Designated Senior Indebtedness has not been accelerated. No new period of payment blockage may be commenced pursuant to a Payment Blockage Notice unless and until (i) 365 days have elapsed since the initial effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal and accrued Original Issue Discount on the Debentures that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

     By reason of the subordination provisions described above, in the event of the Company's bankruptcy, dissolution or reorganization, Holders of Senior Indebtedness may receive more, ratably, and Holders of the Debentures may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any Event of Default under the Indenture.

     The term "Senior Indebtedness" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, Indebtedness (as defined) of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by the Company (including all deferrals, renewals, extensions or refinancing of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular Indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such

Indebtedness shall not be senior in right of payment to the Debentures or expressly provides that such Indebtedness is "pari passu" or "junior" to the Debentures. Notwithstanding the foregoing, the term Senior Indebtedness shall not include any Indebtedness of the Company to any Subsidiary (as defined in the Indenture) of the Company.

     The term "Indebtedness" means, with respect to any Person (as defined in the Indenture), and without duplication, (a) the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect to all indebtedness or obligations of the Company to any Person, including but not limited to banks and other lending institutions, for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement (including purchase money obligations with original maturities in excess of one year and noncontingent reimbursement obligations in respect of amounts paid under letters of credit); (b) all reimbursement obligations and other liabilities (contingent or otherwise) of such Person with respect to letters of credit, bank guarantees or bankers' acceptances, (c) all obligations and liabilities (contingent or otherwise) in respect of leases of such Person required, in conformity with generally accepted accounting principles, to be accounted for as capital lease obligations on the balance sheet of such Person,
(d) all obligations of such Person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement, (e) all direct or indirect guaranties or similar agreements by such Person in respect of, and obligations or liabilities (contingent or otherwise) of such Person to purchase or otherwise acquire, or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through (d), (f) any indebtedness or other obligations, excluding any operating leases the Company is currently (or may become) a party to, described in clauses (a) through (d) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such Person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such Person and (g) any and all deferrals, renewals, extensions and refinancing of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

     The term "Designated Senior Indebtedness" means the Company's indebtedness outstanding from time to time under its revolving credit facility and any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness).

     Any right of the Company to receive any assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Debentures to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company. Because the Company is a holding company that conducts its operations principally through subsidiaries, substantially all of the Company's liabilities other than long-term debt are liabilities of the subsidiaries.

     At January 18, 1998, on a pro forma basis after giving effect to the sale of the Debentures, the Company would have had approximately $41.2 million of indebtedness outstanding that would have constituted Senior Indebtedness and would have had approximately $100.0 million available to be drawn upon its principal line of credit. The Indenture does not limit the amount of additional Indebtedness, including Senior Indebtedness, which the Company can create, incur, assume or guarantee, nor will the Indenture limit the amount of Indebtedness which any Subsidiary can create, incur, assume or guarantee.

     In the event that, notwithstanding the foregoing, the Trustee or any Holder of Debentures receives any payment or distribution of assets of the Company of any kind in contravention of any of the subordination provisions of the Indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the Debentures before all Senior Indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of Holders of Senior Indebtedness or their representative or representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the Holders of Senior Indebtedness.

     The Company is obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the Debentures. The Trustee's claims for such payments will be senior to those of Holders of the Debentures in respect of all funds collected or held by the Trustee.

COMPLIANCE CERTIFICATE

     The Indenture requires the Company to deliver to the Trustee, within 90 days after the end of each fiscal year, an Officers' Certificate as to the signer's knowledge of the Company's compliance with all conditions and covenants on its part contained in the Indenture and stating whether or not the signer knows of any Default or Event of Default. If such signer knows of such a Default or Event of Default, the Officers' Certificate must describe the Default or Event of Default and the efforts to remedy the same. For the purposes of this provision of the Indenture, compliance shall be determined without regard to any grace period or requirement of notice provided pursuant to the terms of the Indenture.

EVENTS OF DEFAULT AND REMEDIES

     The following are Events of Default under the Indenture: (i) default in the payment of any principal, Original Issue Discount, Redemption Price, Purchase Price, or Change in Control Purchase Price due with respect to the Debentures;
(ii) default by the Company or any subsidiary with respect to its obligation to pay principal of or interest on indebtedness for borrowed money, which default shall have resulted in the acceleration of indebtedness aggregating more than $25 million; (iii) default by the Company with respect to indebtedness for borrowed money, which default results in the acceleration of such indebtedness in an amount exceeding $25 million, which indebtedness has not been discharged or such acceleration has not been rescinded or annulled for a period of 10 days;
(iv) failure to perform any other covenant or warranty of the Company, continued for 60 days after written notice as provided in the Indenture; (v) final judgments or orders are rendered against the Company or any of its subsidiaries which require the payment by the Company or any of its subsidiaries of an amount (to the extent not covered by insurance) in excess of $25 million and such judgments or orders remain unstayed or unsatisfied for more than 60 days and are not being contested in good faith by appropriate proceedings; and (vi) certain events of bankruptcy, insolvency or reorganization with respect to the Company.

     The Indenture provides that if an Event of Default shall have occurred and be continuing, the Trustee or the Holders of not less than 25% in principal amount of the Debentures then outstanding may declare the Issue Price plus Original Issue Discount of the Debentures accrued to the date of declaration to be due and payable immediately, but if the Company shall cure all defaults (except the nonpayment of principal and accrued Original Issue Discount on any of the Debentures which shall have become due by acceleration) and certain other conditions are met, with certain exceptions, such declaration may be annulled and past defaults may be waived by the Holders of a majority of the principal amount of the Debentures then outstanding. In the case of certain events of bankruptcy or insolvency, the Issue Price plus Original Issue Discount of the Debentures accrued to the date of the occurrence of the bankruptcy or insolvency shall automatically become and be immediately due and payable.

     The Indenture provides that the Trustee will within 90 days after a Trust Officer (as defined in the Indenture) has knowledge of the occurrence of a Default or any Event of Default, mail to all Holders, as the names and addresses of such Holders appear upon the Debenture register, notice of all Defaults or Events of Default known to a Trust Officer, unless such Default or Event of Default is cured or waived before the giving of such notice and provided that, except in the case of default in the payment of the Principal Amount, Issue Price, accrued Original Issue Discount, accrued Liquidated Damages, if any, Redemption Price, Purchase Price, Change in Control Purchase Price or interest, if any, as the case may on any of the Debentures, the Trustee will be protected in withholding such notice if and so long as a trust committee of directors and/or officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders.

     The Holders of a majority in principal amount of the Debentures then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture.

MODIFICATIONS OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than a majority in principal amount of the Debentures at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the Holders of the Debentures, except that no such modification shall (i) extend the fixed maturity of any Debenture, reduce the principal amount at the Final Maturity Date, Issue Price, Purchase Price, Change in Control Purchase Price, Redemption Price or amount of cash paid in lieu of shares of Common Stock, change the obligation of the Company to repurchase any Debenture upon the occurrence of any Change in Control in a manner adverse to Holders of Debentures, impair the right of a Holder to institute suit for the payment thereof, change the currency in which the Debentures are payable, or impair the right to convert the Debentures into Common Stock in any material respect, or modify the provisions of the Indenture with respect to the subordination of the Debentures in a manner adverse to the Holders of the Debentures in any material respect, without the consent of the Holder of each Debenture so affected, or (ii) reduce the aforesaid percentage of Debentures the Holders of which are required to consent to any such supplemental indenture, without the consent of the Holders of all of the Debentures then outstanding.

BOOK ENTRY, DELIVERY AND FORM

     The Debentures were issued in fully registered form, without coupons, in denominations of $1,000 principal amount at final maturity and multiples thereof.

     Global Debenture, Book-Entry Form.   Debentures held by qualified
institutional buyers, as defined in Rule 144A under the Securities Act ("QIBs"), and Debentures held by institutional "accredited investors" as defined in Rule 501(a)(l), (2), (3) or (7) are evidenced by one or more global Debentures (the "Global Debenture") which was deposited with, or on behalf of, DTC and registered in the name of Cede & Co. ("Cede") as DTC's nominee. Except as set forth below, record ownership of the Global

Debenture may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     QIBs and institutional "accredited investors" may hold interests in the Global Debenture directly through DTC, if such QIB or institutional "accredited investor" is a participant in DTC, or indirectly through organizations which are participants in DTC (the "Participants"). Transfers between Participants will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interest in the Global Debenture to such persons may be limited.

     QIBs who are not Participants may beneficially own interests in the Global Debenture held by DTC only through Participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants"). So long as Cede, as the nominee of DTC, is the registered owner of the Global Debenture, Cede for all purposes will be considered the sole Holder of the Global Debenture. Except as provided below, owners of beneficial interests in the Global Debenture will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form and will not be considered Holders thereof.

     Payment of the Redemption Price, Purchase Price, Change in Control Purchase Price of or any other amounts with respect to the Global Debenture will be made to Cede, the nominee of DTC, as the registered owner of the Global Debenture, by wire transfer of immediately available funds on the applicable payment date therefor. Neither the Company, the Trustee nor any paving agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company has been informed by DTC that, with respect to any payments in connection with the Global Debenture, DTC's practice is to credit Participants' accounts on the applicable payment date therefor with payments in amounts proportionate to their respective beneficial interests in the Debentures represented by the Global Debenture, as shown on the records of DTC (adjusted as necessary so that such payments are made with respect to whole Debentures only), unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in Debentures represented by the Global Debenture held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

     Holders who desire to convert their Debentures into Common Stock pursuant to the terms of the Debentures should contact their brokers or other Participants or Indirect Participants to obtain information on procedures, including proper forms and cut-off times, for submitting such requests.

     Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in Debentures represented by the Global Debenture to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise, take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

     Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) has any responsibility for the performance by DTC or its Participants or Indirect

Participants of their respective obligations under the rules and procedures governing their operations. DTC has advised the Company that it will take any action permitted to be taken by a Holder of Debentures (including, without limitation, the presentation of Debentures for exchange as described below), only at the direction of one or more Participants to whose account DTC interests in the Global Debenture are credited and only in respect of the principal amount of the Debentures represented by the Global Debenture as to which such Participant or Participants has or have given such direction.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for its Participants. DTC also facilitates the clearance and settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic book-entry changes to accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the Initial Purchasers. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship, with, a Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the Commission.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Debenture among Participants of DTC, DTC is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will cause Debentures to be issued in definitive form in exchange for the Global Debenture. None of the Company, the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, their Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Debentures.

     Certificated Debentures.   Subject to certain conditions, any person having
a beneficial interest in the Global Debenture may, upon request to the Trustee, exchange such beneficial interest for Debentures in certificated form ("Certificated Debentures"). Upon any such issuance, the Trustee is required to register such Certificated Debentures in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). All such certificated Debentures would be subject to the legend requirements described herein under "Transfer Restrictions." Certificated Debentures may be issued in exchange for Debentures represented by the Global Debenture if no successor depository is appointed by the Company as set forth above under "CGlobal Debenture, Book Entry Form."

     Restrictions on Transfer; Legends.   The Debentures are subject to certain
transfer restrictions as described below under "Transfer Restrictions" and certificates evidencing the Debentures will bear a legend to such effect.

REGISTRATION RIGHTS

     Pursuant to the Registration Rights Agreement, the Company has agreed to use all reasonable efforts to keep the Registration Statement effective for two years after the latest date of initial issuance of Debentures. The Company is permitted to suspend the use of this Prospectus during certain periods of time and under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. If the Prospectus is unavailable for periods in excess of those permitted under the Registration Rights Agreement, the Company has agreed to pay liquidated damages to (i) each Holder of Debentures at a rate equal to one-half of one percent per annum (50 basis points) on the aggregate principal amount of the Debentures and (ii) each Holder of shares of Common Stock issued upon conversion of the Debentures at a rate equal to one-half of one percent per annum (50 basis points) calculated on the product of (a) the (i) the sum of the Issue Price plus Original Issue Discount accrued to such Trading Day, by (ii) the Conversion Rate, times (b) the number of shares of such Common Stock held by such Holder. The Company will pay all expenses of the shelf registration statement, provide to each registered Holder requesting to sell Debentures or shares of Common Stock copies of such prospectus, notify each registered Holder when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the securities.

CONCERNING THE TRUSTEE

     Chase Bank of Texas, National Association, the Trustee under the Indenture, has been appointed by the Company as the initial paying agent, conversion agent, registrar and custodian with regard to the Debentures. The Company may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business, and the Trustee and its affiliates may from time to time in the future provide banking and other services to the Company in the ordinary course of their business. At present, the Trustee is a lender and the agent for the other lenders under the Company's line of credit.

DISCHARGE OF THE INDENTURE

     The Company may satisfy and discharge its obligations under the Indenture by delivering to the Trustee for cancellation all outstanding Debentures or by depositing with the Trustee, after all outstanding Debentures have become due and payable (or are by their terms to become due and payable within one year or are to be cancelled upon redemption within one year), whether at stated maturity, or any Redemption Date, or a Change of Control Purchase Date, or upon conversion or otherwise, cash sufficient to pay all of the outstanding Debentures and paying all other sums payable under the Indenture by the Company. Upon the deposit of such funds with the Trustee, then the Indenture will cease to be of further effect (except as to (i) remaining rights of registration of transfer, substitution and exchange and conversion of Debentures, (ii) rights of Holders under the Indenture to receive payments of the Principal Amount, including Original Issue Discount due with respect to the Debentures and the other rights, duties and obligations of Holders, as beneficiaries with respect to the amounts, if any, so deposited with the Trustee and (iii) the rights, obligations and immunities of the Trustee under the Indenture).

                         DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 100,000,000 shares of Common Stock, no par value, of which approximately 26,219,605 shares were outstanding as of April 24, 1998 and 5,000,000 shares of Preferred Stock, $.01 par value ("Preferred Stock"), none of which are outstanding.

     Holders of Common Stock are entitled to one vote per share on any matter submitted to the vote of shareholders, and cumulative voting is prohibited in the election of directors. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Common Stock is non-assessable, not redeemable, does not have any conversion rights and is not subject to call. Holders of shares of Common Stock have no preemptive rights to maintain their respective percentage of ownership in future offerings or sales of stock by the Company.

     The Company may issue Preferred Stock in one or more series and the Board of Directors may designate the dividend rate, voting rights and other rights, preferences and restrictions of each series. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock upon the rights of holders of the Common Stock until the Board of Directors of the Company determines the specific rights of holders of such Preferred Stock. However, such effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock and delaying or preventing a change in control of the Company without further action by the shareholders.

     The Transfer Agent and Registrar for the Common Stock is Securities Transfer Corp., Dallas, Texas.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Debentures and Common Stock to U.S. Holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or different interpretations. There can be no assurance that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax consequences described herein.

     The Company has been advised by its counsel that, based on current laws, regulations and administrative and judicial standards, all of which are subject to change, the Debentures will be treated as indebtedness for United States federal income tax purposes.

     This discussion does not purport to address all tax consequences that may be important to a particular Holder in light of the Holder's circumstances (such as the alternative minimum tax provisions of the Code), or to certain categories of investors (such as certain financial institutions, insurance companies, tax-exempt organizations, dealers in securities, or persons who hold Debentures or Common Stock as part of a hedge, conversion or constructive sale transaction, straddle or other risk reduction transaction) that may be subject to special rules. In addition, the following does not address the tax consequences to a Holder that is not a "U.S. Holder." As used herein, the term "U.S. Holder" means a Holder of a Debenture or Common Stock that is (i) for United States federal income tax purposes, a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust, the administration of which is subject to the primary supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions. This discussion is limited to Holders of Debentures who hold the Debentures and any Common Stock into which the Debentures are converted as capital assets. This discussion also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction.

     PERSONS CONSIDERING THE PURCHASE OF A DEBENTURE SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING, CONVERTING OR OTHERWISE DISPOSING OF THE DEBENTURES AND COMMON STOCK, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS.

ORIGINAL ISSUE DISCOUNT ON THE DEBENTURES

     The Debentures were issued at a substantial discount from their stated redemption price at maturity. For federal income tax purposes, the excess of the stated redemption price at maturity of each Debenture over its issue price constitutes original issue discount ("Original Issue Discount"). The issue price of the Debentures will equal the initial price at which a substantial amount of the Debentures is sold (not including sales to underwriters or placement agents, including the Initial Purchasers). U.S. Holders of the Debentures will be required to include Original Issue Discount in income as it accrues, in accordance with the constant yield method described below, before receipt of the cash attributable to such income, regardless of such U.S. Holder's regular method of accounting for United States federal income tax purposes. A U.S. Holder of a Debenture must include in gross income for federal income tax purposes the sum of the daily portions of Original Issue Discount with respect to the Debenture for each day during the taxable year or portion of a taxable year on which such U.S. Holder holds the Debenture. The daily portion is determined by allocating to each day of each accrual period a pro rata portion of an amount equal to the adjusted issue price of the Debenture at the beginning of the accrual period multiplied by the yield to maturity of the Debenture (determined by compounding at the close of each accrual period and adjusted for the length of the accrual period). The adjusted issue price of a Debenture at the start of any accrual period will be the issue price of the Debenture increased by the accrued Original Issue Discount for each prior accrual period. Under these rules, U.S. Holders will have to include in gross income increasingly greater amounts of Original Issue Discount in each successive accrual period. A U.S. Holder's original tax basis for determining gain or loss on the sale or other disposition of a Debenture will be increased by any accrued Original Issue Discount includable in such U.S. Holder's gross income.

     There are several circumstances under which the Company could make a payment on a Debenture which would affect the yield to maturity of a Debenture, including (as described under "Description of Debentures") the payment of liquidated damages due to the failure to timely file a registration statement with respect to the Debentures and the Common Stock issuable upon conversion thereof, effect the Exchange Offer, or the redemption or repurchase of Debentures. According to Treasury Regulations, the possibility of a change in the yield will not be treated as affecting the amount of Original Issue Discount required to be realized by a Holder (or the timing of such recognition) if the likelihood of the change, as of the date the debt obligations are issued, is remote. The Company intends to report on the basis that the likelihood of any change in the yield on the Debentures is remote. The Company also intends to report on the basis that there is no alternative payment schedule that would minimize the yield on the Debentures to the Company.

MARKET DISCOUNT

     Any principal payment or gain realized by a U.S. Holder on disposition or retirement of a Debenture will be treated as ordinary income to the extent that there is accrued market discount on the Debenture. The amount of market discount on a Debenture for a Holder will equal the excess of the adjusted issue price of such Debenture over the initial tax basis of such Debentures in the hands of such Holder. To the extent a Holder exchanges or converts a Debenture into Common Stock in a transaction that is otherwise tax free, any accrued market discount will carry over and generally be recognized upon a disposition of the Common Stock. Unless a U.S. Holder irrevocably elects to accrue market discount under a constant-interest method, accrued market discount is the total market discount multiplied by a fraction, the numerator of which is the number of days the U.S. Holder has held the obligation and the denominator of which is the number of days from the date the Holder acquired the obligation until its maturity. A U.S. Holder may be required to defer a portion of its interest deductions for the taxable year attributable to any indebtedness incurred or continued to purchase or carry a Debenture purchased with market discount. Any such deferred interest expense would not exceed the market discount that accrues during such taxable year and is, in general, allowed as a deduction not later than the year in which such market discount is includable in income. If the Holder elects to include market discount in income currently as it accrues on all market discount instruments acquired by the U.S. Holder in that taxable year or thereafter, the (i) interest deferral described above will not apply and (ii) market discount will not carry over into Common Stock as described above. Any such election is terminable only with the consent of the IRS and applies to all market discount bonds acquired during or after the year for which it is made.

ACQUISITION PREMIUM

     A U.S. Holder will be considered to have "acquisition premium" to the extent the U.S. Holder's initial tax basis in a Debenture is greater than (x) the adjusted issue price of such Debenture but less than (y) the stated redemption price at maturity of such Debenture. Acquisition premium may offset the amount of Original Issue Discount received on such Debenture that the U.S. Holder is required to include in income.

SALE, EXCHANGE OR RETIREMENT OF THE DEBENTURES

     Upon the sale, exchange or retirement of a Debenture, including as a result of a tender upon the occurrence of a Change in Control, and, except as discussed in the next paragraph on a Purchase Date, a Holder will recognize gain or loss equal to the difference between the sale or redemption proceeds and the U.S. Holder's adjusted tax basis in the Debenture.

     If a U.S. Holder elects to exercise its option to tender the Debentures to the Company on a Purchase Date and the Company issues Common Stock in satisfaction of all or part of the Purchase Price, the exchange of the Debentures for Common Stock should qualify as a reorganization for federal income tax purposes. If the Purchase Price is paid solely in Common Stock, except in the case of a fractional share described below, a U.S. Holder will not be required to recognize any gain realized and will not be permitted to recognize any loss. If the Purchase Price is paid in a combination of Common Stock and cash (other than cash received in lieu of a fractional share), gain (but not loss) realized by the U.S. Holder would be recognized, but only to the extent of the cash received. A U.S. Holder's initial tax basis in the Common Stock received would be equal to such U.S. Holder's adjusted tax basis in the Debenture tendered (except for any portion allocable to a fractional share of Common Stock), increased by the amount of gain recognized (other than with respect to a fractional share) and decreased by the amount of any cash received (except cash received in lieu of a fractional share). The holding period for

Common Stock received in the exchange will include the holding period of the Debenture tendered to the Company in exchange therefor. The receipt of cash in lieu of a fractional share of Common Stock should generally result in capital gain or loss, measured by the difference between the amount of cash received for the fractional share and the U.S. Holder's tax basis in the fractional share interest.

     A Holder's adjusted tax basis in a Debenture will generally equal the Holder's cost of the Debenture increased by any Original Issue Discount previously included in income by such Holder with respect to such Debenture and decreased by any payments received thereon. Except to the extent of any accrued market discount, gain or loss realized on the sale, exchange or retirement of a Debenture will generally be capital gain or loss and will be long-term capital gain or loss if the Debenture is held for more than one year. For individual U.S. Holders, the maximum rate of United States federal income tax generally is 28% if the Debenture disposed of is held for more than one year but not more than 18 months, and the maximum rate is 20% if the Debenture disposed of is held more than 18 months.

CONVERSION OF DEBENTURES

     A U.S. Holder's conversion of a Debenture into Common Stock will generally not be a taxable event (except with respect to cash received in lieu of a fractional share). A U.S. Holder's basis in the Common Stock received on conversion of a Debenture will be the same as the U.S. Holder's basis in the Debenture at the time of conversion, including accrued Original Issue Discount (exclusive of any tax basis allocable to a fractional share), and the holding period for the Common Stock received on conversion will include the holding period of the Debenture converted. The receipt of cash in lieu of fractional Common Stock should generally result in capital gain or loss (measured by the difference between the cash received for the fractional share interest and the U.S. Holder's tax basis in the fractional share interest).

DIVIDENDS; ADJUSTMENT OF CONVERSION RATE

     Dividends, if any, paid on the Common Stock generally will be includable in the income of a U.S. Holder as ordinary income to the extent of the Company's current or accumulated earnings and profits.

     If at any time the Company makes a distribution of property to shareholders that would be taxable to such shareholders as a dividend for federal income tax purposes (for example, distributions of indebtedness or assets of the Company, but generally not stock dividends or rights to subscribe for Common Stock) and, pursuant to the anti-dilution provisions of the Indenture, the Conversion Rate of the Debentures is increased, such increase may be deemed to be the payment of a taxable dividend to U.S. Holders of Debentures. If the Conversion Rate is increased at the discretion of the Company or in certain other circumstances, such increase also may be deemed to be the payment of a taxable dividend to U.S. Holders of Debentures.

SALE OF COMMON STOCK

     Upon the sale or exchange of Common Stock, U.S. Holders generally will recognize capital gain (except to the extent of any accrued market discount not previously included in income) or capital loss equal to the difference between the amount realized on such sale or exchange and the Holder's adjusted tax basis in such shares. For individual U.S. Holders, the maximum rate of United States federal income tax generally is 28% if the Common Stock disposed of is held for more than one year but not more than 18 months, and the maximum rate is 20% if the Common Stock disposed of is held more than 18 months.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Information reporting will apply to payments of interest or dividends on or the proceeds of the sale or other disposition of the Debentures or shares of Common Stock made by the Company with respect to certain U.S. Holders, and backup withholding at a rate of 31% may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. Holder's federal income tax, provided that the required information is timely filed with the IRS.

                                SELLING HOLDERS

     The Debentures were originally issued by the Company and resold by BT Alex. Brown Incorporated and Morgan Stanley & Co. Incorporated (the "Initial Purchasers"), in transactions exempt from the registration requirements of the Securities Act, to persons reasonably believed by the Initial Purchasers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act ("QIBs") in compliance with Rule 144A under the Securities Act. Such persons constitute "Selling Holders." The Selling Holders (which term includes their transferees, pledgees, donees or their successors) may from time to time offer and sell pursuant to this Prospectus any or all of the Debentures and Common Stock issued upon conversion of the Debentures.

     The following table sets forth information with respect to the Selling Holders and the respective principal amounts of Debentures and shares of Common Stock beneficially owned by each Selling Holder. Such information has been obtained from the Selling Holders. Except as otherwise disclosed herein, none of the Selling Holders has, or within the past three years has had, any position office or other material relationship with the Company or any of its predecessors or affiliates. Because the Selling Holders may offer all or some portion of the Debentures or the Common Stock issuable upon conversion thereof pursuant to this Prospectus, no estimate can be given as to the amount of the Debentures or the Common Stock issuable upon conversion thereof that will be held by the Selling Holders upon termination at any such sales. In addition, the Selling Holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Debentures, since the date on which they provided the information regarding their Debentures, in transactions exempt from the registration requirements of the Securities Act.



                                       Principal Amount of
                                  Debentures Beneficially Owned     Number of Shares of Common
      Selling Holder             and That May Be Offered Hereby    Stock Beneficially Owned (1)
-------------------------------  -------------------------------  -------------------------------
Alexandra Global investment               $ 9,200,000                          ---
  Fund 1, Ltd.
Associated Electric & Gas                     600,000                          ---
  Insurance Services Limited
Baptist Health                                282,000                          ---
Boston Museum of Fine Art                     141,000                          ---
BS Debt Income Fund - Class A                  40,000                          ---
BT Alex. Brown                             27,072,000                          ---
CALAMOS Convertible Fund                    7,805,000                          ---
CALAMOS Global Growth and                     490,000                          ---
 Income Fund
CALAMOS Growth and Income Fund              1,360,000                          ---
Carrigaholt Capital (Bermuda) L.P.          4,250,000                          ---
CFW-C, L.P.                                10,000,000                          ---
Champion International Corporation          6,685,000                          ---
 Master Retirement Trust
Class IC Company, Ltd., The                 4,250,000                          ---
Delaware Group Premium Fund, Inc.             300,000                          ---
Delta Airlines Master Trust                11,400,000                          ---
Deutsche Bank AG                           21,250,000                          ---
Dorinco Reinsurance Company                 2,800,000                          ---
Dow Chemical Company Employees'            11,490,000                          ---
 Retirement Plan
Dunham & Assoc. Fund III                       53,000                          ---
Dunham & Assoc. Fund II                        99,000                          ---
Engineers Joint Pension Fund                  518,000                          ---
Fondren Foundation, The                       470,000                          ---
Genesee County Employees'                   1,200,000                          ---
 Retirement System
GPZ Trading LLC                             2,000,000                          ---
Hamilton Global Investors Limited          29,500,000                          ---
Hamilton Partners Limited                     500,000                          ---
HBK Finance, L.P.                           3,410,000                          ---
HBK Securities Ltd.                         6,530,000                          ---
Highbridge Capital Corporation             11,000,000                          ---
Kettering Medical Center Funded               535,000                          ---
 Depreciation Account
McMahan Securities Company, L.P.              200,000                          ---
Nicholas Applegate Income & Growth          4,935,000                          ---
 Fund
Paloma Securities L.L.C.                    8,400,000                          ---
Port Authority of Allegheny County          8,150,000                          ---
 Retirement and Disability Allowance
 Plan for the Employees Represented
 by Local 85 of the Amalgamated
 Transit Union
R/2/ Investments, LDC                       4,850,000                          ---
Raytheon Company Master Pension Trust       2,500,000                          ---
RJR Nabisco, Inc. Defined Benefit           5,205,000                          ---
 Master Trust
San Diego City Retirement                   1,395,000                          ---
San Diego County Convertibles               4,273,000                          ---
SBC Warburg Dillon Reed                       800,000                          ---
Silverton International Fund Limited        5,200,000                          ---
Southern Farm Bureau Life Insurance         4,000,000                          ---
 Company
SPT                                         4,300,000                          ---
TQA Leverage Fund, L.P.                     1,000,000                          ---
TQA Vantage Fund, Ltd.                      2,000,000                          ---
TQA Vantage Plus Ltd.                       1,000,000                          ---
UBS Asset Management (New York)             6,000,000                          ---
Unifi, Inc. Profit Sharing Plan             1,080,000                          ---
 and Trust
Univar Corporation                          2,150,000                          ---
Van Kampen American Capital                16,019,009                          ---
 Harbor Fund(2)
Van Kampen American Capital                 2,781,000                          ---
 Convertible Securities Fund(2)
Wake Forest University                      1,104,000                          ---

____________________
(1) Does not include shares of Common Stock issuable upon conversion of Debentures.

(2) Van Kampen American Capital Asset Management (the "Advisor") acts as investment advisor or sub-advisor to the funds indicated. The Advisor has discretionary authority to make investment decisions with respect to the portfolios of the funds. In addition, the security holder is an affiliate of Morgan Stanley & Co. Incorporated, an Initial Purchaser.

                             PLAN OF DISTRIBUTION

    The Debentures and Common Stock issued upon conversion thereof may be offered for sale and sold by the several Selling Holders in one or more transactions, including block transactions, at a fixed price or prices (which may be changed), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices determined on a negotiated or competitive bid basis. Debentures and Common Stock issued upon conversion thereof may be sold by a Selling Holder directly, through agents designated from time to time or to or through broker-dealers designated from time to time, or by such other means as may be specified in the applicable Prospectus Supplement.

    Debentures and Common Stock issued upon conversion thereof may be sold through a broker-dealer acting as agent or broker for the Selling Holders or to a broker-dealer acting as principal. In the latter case, the broker-dealer may then resell such Debentures or Common Stock to the public at varying prices to be determined by such broker-dealer at the time of resale.

    The Selling Holders and any agents or broker-dealers that participate with the Selling Holders in the distribution of any of the Debentures or Common Stock issued upon conversion thereof may be deemed to be "underwriters" within the meaning of the Securities Act, and any discount or commission received by them and any profit on the resale of the Debentures or Common Stock issued upon conversion thereof purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

    To the extent required, the number of Debentures or Common Stock issued upon conversion thereof to be sold, certain information relating to the Selling Holders, the purchase price, the public offering price, if applicable, the name of any underwriter, agent or broker-dealer, and any applicable commissions, discounts or other items constituting compensation to such underwriters, agents or broker-dealers with respect to a particular offering will be set in an accompanying Prospectus Supplement.

                                 LEGAL MATTERS

     The validity of the Debentures and the shares of Common Stock issuable upon the conversion thereof was passed upon for the Company by Crouch & Hallett, L.L.P., Dallas, Texas.

                                    EXPERTS

     The consolidated financial statements of the Company as of September 28, 1997 and September 29, 1996 and for each of the fiscal years in the three-year period ended September 28, 1997, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG Peat Marwick LLP audits and reports upon consolidated financial statements of the Company issued at future dates, and consents to the use of their report thereon, such financial statements also will be incorporated by reference herein in reliance upon their reports and said authority.

================================================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING HOLDERS OR ANY OF THEIR RESPECTIVE AFFILIATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                       -------------------------------


                               TABLE OF CONTENTS

                                                        PAGE
                                                        ----
Available Information....................................  2
Documents Incorporated by Reference......................  2
The Company..............................................  3
Risk Factors.............................................  3
Use of Proceeds..........................................  8
Ratio of Earnings to Fixed Charges.......................  9
Description of Debentures................................ 10
Description of Capital Stock............................. 26
Certain Federal Income Tax Considerations................ 26
Selling Holders.......................................... 31
Plan of Distribution..................................... 31
Legal Matters............................................ 32
Experts.................................................. 32

================================================================================

================================================================================

                                 $308,807,000

                  [LOGO OF WHOLE FOODS MARKET APPEARS HERE]

                           Zero Coupon Convertible
                            Subordinated debentures
                                   Due 2018

                                --------------
                                  PROSPECTUS
                                --------------

                                 May   , 1998

================================================================================

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

  The following expenses will be paid by the Company:



Item                                                            Amount (1)
----                                                            ----------
SEC registration fee                                              $34,211

Nasdaq listing fee                                                 17,500

Legal fees and expenses                                            15,000

Accounting fees                                                     7,500

Trustee's fees and expenses                                        10,000

Miscellaneous                                                      15,789
                                                                ----------
Total                                                            $100,000

________
(1)  All items other than SEC registration fee are estimated

Item 15.  Indemnification of Directors and Officers.

  Article 2.02-1 of the Texas Business Corporation Act provides for indemnification of directors and officers in certain circumstances. Reference is made to Article VII of the Bylaws of the registrant filed as an exhibit hereto.

  The Company's Restated Articles of Incorporation provide that no director shall be liable to the registrant or its shareholders for an act or omission in such capacity as a director, except for liability as a result of (i) a breach of the director's duty of loyalty to the registrant or its shareholders, (ii) an act or omission not in good faith or which involve intentional misconduct or knowing violation of law, (iii) an transaction from which such director derived an improper personal benefit, (iv) an act or omission for which the liability of a director is expressly provided by law or (v) an act related to an unlawful stock repurchase of payment of a dividend.

  An insurance policy obtained by the registrant provides for indemnification of officers and directors of the registrant and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

Item 16.  Exhibits.


     Exhibit No.                                Description

        4.1            Form of Zero Coupon Convertible Subordinated Debenture
                       Due 2018. (1)

        4.2 Indenture between the Company and Chase Bank of Texas, National Association, as Trustee. (1)

        4.3 Registration Rights Agreement by and among the Company and BT Alex Brown Incorporated and Morgan Stanley & Co. Incorporated. (1)

        5.1 Opinion of Crouch & Hallett, L.L.P. regarding the legality of securities being registered. (1)

        8.1 Opinion of Crouch & Hallett, L.L.P. regarding certain tax matters. (1)

       12              Computation of Ratio of Earnings to Fixed Charges. (1)

       23.1            Consent of KPMG Peat Marwick LLP, Independent
                       Auditors. (1)

       23.2 Consent of Crouch & Hallett, L.L.P. (included in Exhibit 5 to this Registration Statement). (1)

       24 Powers of Attorney (included on pages II-3 and II-4 of this Registration Statement). (1)

       25              Statement of Eligibility of Trustee on Form T-1. (1)

---------------------------
      (1) Previously filed.

Item 17.  Undertakings.

     (a) Rule 415 Offering

            The registrant hereby undertakes (1) to file, during any period in which offers or sales are being made of the Shares registered hereby, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Filings Incorporating Subsequent Exchange Act Documents by Reference

         The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Indemnification for Liability under the Securities Act of 1933

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Austin and State of Texas on the 21st day of May, 1998.

                                   WHOLE FOODS MARKET, INC.


                                   By /s/ Glenda Flanagan
                                     -------------------------------------------
                                          Glenda Flanagan, Vice President and
                                          Chief Financial Officer

                               POWER OF ATTORNEY

     Each of the undersigned hereby appoints John Mackey and Glenda Flanagan, and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 as amended any and all amendments and exhibits to this Registration Statement and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on May 21, 1998.

Signature                       Title
---------                       -----


/s/ John Mackey                 Chairman of the Board
------------------------------  and Director
John Mackey                     (Principal Executive Officer)



/s/ Glenda Flanagan             Vice President and Chief Financial Officer
------------------------------  (Principal Financial Officer and Accounting
Glenda Flanagan                 Officer)


             *                  Director
------------------------------
Dr. Cristina G. Banks


             *                  Director
------------------------------
David W. Dupree

------------------------------  Director
Dr. John B. Elstrott


/s/         *                   Director
------------------------------
Avram J. Goldberg


/s/         *                   Director
------------------------------
Fred "Chico" Lager


------------------------------  Director
Linda A. Mason


/s/         *                   Director
------------------------------
Dr. Ralph Z. Sorenson


*  By /s/ GLENDA FLANAGAN
      ------------------------
      Attorney-in-fact